SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-35464

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

94 Em-Ha’moshavot Road

Park Azorim, P.O. Box 3143

Petach Tikva 4970602, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Pursuant to the notice of special general meeting of shareholders of CyberArk Software Ltd. (the “Company”), which was attached as Exhibit 99.1 to the Company’s report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 13, 2014, the Company hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Company’s special general meeting of shareholders (the “Meeting”) to be held at 4:30 p.m. (Israel time) on Thursday, December 18, 2014, at the Company’s offices at 94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 4970602, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2 and are available on the Company’s website at www.investors.cyberark.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: November 20, 2014	By:	/s/ Donna Rahav
Name: Donna Rahav
Title: General Counsel & Corporate Secretary

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EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Proxy statement for the Special General Meeting of Shareholders of the Company to be held on December 18, 2014.

99.2	Proxy card for the Special General Meeting of Shareholders of the Company to be held on December 18, 2014.

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